Exhibit 99.8

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexGen Energy Ltd.

We consent to the use of:

•

our report dated February 24, 2023 on the consolidated financial statements of NexGen Energy Ltd. (the “Entity”) which comprise the consolidated statements of financial position as at December 31, 2022 and December 31, 2021, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 24, 2023 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-266575) on Form F-10/A of the Entity.

//s// KPMG LLP

Chartered Professional Accountants

February 24, 2023

Vancouver, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.